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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Irene Paik
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc.
Responses to Letter dated November 22, 2019
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001528115

Ladies and Gentlemen:

Annexon, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on September 18, 2019 as amended by Amendment No. 1 to the draft Registration Statement submitted on November 8, 2019 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on November 22, 2019 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are also providing by overnight delivery a courtesy package that includes two copies of the Registration Statement, one of which has been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated November 22, 2019 in bold type followed by the Company’s responses thereto.

December 6, 2019

Prospectus Summary

Our Pipeline, page 3

1.

We note that you have revised the Status column of your pipeline chart to remove the timing of initiation of future clinical trials. Please reinsert this information to provide context to the status of the pipeline or advise.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 93 and 100 of Amendment No. 2 accordingly.

2.

We note your disclosure that you intend to advance ANX009 through IND enabling studies, select your initial lead autoimmune disease indication and commence a FIH clinical trial in healthy volunteers in 2020. Your pipeline chart suggests that you have completed preclinical testing of ANX009. Please shorten the arrow for ANX009 as appropriate to illustrate how far along you are in preclinical testing.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 93 and 100 of Amendment No. 2 accordingly.

Business

Phase 1b Trial in GBS Patients, page 102

3.

We note your disclosure that the Phase 1b trial was not statistically powered for significance on the efficacy measures and that your results are promising but not statistically significant. We also note your disclosure on page 101 that a p-value lower than 0.05 is considered statistically significant. Given these statements, please explain why it is appropriate to disclose the p-values for your Phase 1b efficacy data.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the presentation of the p-values included in the Registration Statement are not used in reference to the clinical disability measures (the efficacy measures) in the Company’s Phase 1b trial. The first use of a p-value on page 102 of the Registration Statement is in reference to results for a preclinical study evaluating the effect of ANX005 on respiratory and motor function in a mouse model by way of a comparison to the IgG control antibody. The second use of a p-value, appearing on page 104 of the Registration Statement, is used in the comparison of change in NfL (neurofilament light chain) between the placebo and ANX005 arm in the trial. While NfL is a well-accepted marker of nerve damage in neurodegenerative disease, the Company is not presenting change in NfL as one of the efficacy measures that is discussed on page 104 of the Registration Statement. The third use of a p-value, page 104 of the Registration Statement, appears in an analysis of the correlation between two of the efficacy measures – in particular the improvement in MRC (Medical Research Council Muscle Strength) in weeks 0 - 2 and its correlation to improvement in GBS-DS (GBS-Disability Score) at week eight – rather than the p-value of a specific efficacy measure.

* * *

December 6, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Douglas Love, Annexon, Inc.

Jennifer Lew, Annexon, Inc.

Kathleen Wells, Latham & Watkins LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Michael Tenta, Cooley LLP

David Peinsipp, Cooley LLP